LDK Solar Co., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province China 338032

August 31, 2011

Kevin Kuhar, Staff Accountant

Jeff Jaramillo, Accounting Branch Chief

Aslynn Hogue, Staff Attorney

Tim Buchmiller, Reviewing Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE.

Washington, DC 20549

United States of America

Re:	LDK Solar Co., Ltd.
Form 20-F for the fiscal year ended December 31, 2010

Filed May 2, 2011

Form 6-K

Furnished July 18, 2011

File No. 001-33464

Dear Messrs. Kuhar, Jaramillo, Hogue and Buchmiller:

This is in response to the Staff’s comment letter of July 29, 2011 relating to our annual report on Form 20-F for the fiscal year ended December 31, 2010 filed on May 2, 2011 and our periodic report on Form 6-K furnished on July 18, 2011. Please also accept our appreciation for your agreement to extend the time for us to prepare this response. In connection with this response, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	the Staff’s comments or changes to our disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

•	we may not assert Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the Federal securities laws of the United States.

For your convenience, we have included your comments in this response letter in italicized form and keyed our responses accordingly.

Form 20-F for the Fiscal Year ended December 31, 2010

D. Risk Factors

Unexpected equipment failures or accidents, including the release of hazardous materials, may lead to production curtailments or shutdowns, personal injuries, death or damage to properties, page 19

1. We note from your disclosure that accidents due to machinery malfunctions or mishandling of hazardous materials may result in fires, explosions, spills, and leakage causing personal injuries or death, property damage, environmental damage, and business interruptions. Please provide us with the nature of each accident that resulted in fires, explosions, spills, and leakage for each year presented in your financial statements and tell us the nature of the consequences or expected consequences as a result of such accidents. Additionally, please quantify for us the effects each accident had or will have on your results of operations, statements of position or cash flows.

We respectfully advise the Staff that we actually have not encountered any such accidents in any fiscal year that, individually or collectively, have resulted in costs, damages, penalties or claims against us in excess of $100,000. The language in the risk factor that “[w]e have experienced accidents at our plants, which have resulted in serious bodily injuries to a few of our employees and third-party contractors and shut-down of some of our facilities” is meant, despite its plural form, to cover the one accident that we experienced at our Xiacun Plant on July 26, 2010 due to the non-compliant handling of certain add-on equipment by a third-party contractor during the trial run of such add-on equipment being installed by the third-party contractor. This accident resulted in very serious bodily injuries (as described in the Xinyu City government investigation report mentioned below) to one of our employees and one employee of the third-party contractor as well as a temporary shut-down of the unit with the add-on equipment. Xinyu Municipal Production Safety Supervisory and Administrative Bureau, the local production safety authority in Xinyu City, conducted a formal investigation and concluded that the third-party contractor was primarily responsible for the accident. This accident was very unfortunate since the third-party contractor we chose was actually one of the largest and more reputable contractors in this field in China, as also acknowledged in the Xinyu City government investigation report. The unit with the add-on equipment in question was ordered by the local government authority to be temporarily shut down, although it resumed operations a month later on August 27, 2010 with the approval of same local government authority. Since the unit with the add-on equipment did not affect our main production systems, its temporary shut-down did not adversely affect our business operations in any material way. The employee of ours injured in the accident was insured against workplace injuries under our insurance policies, and such insurance has covered most of his medical expenses. We have so far incurred less than $9,000 in medical expenses and other payments in connection with this accident. The accident did not result in any material adverse impact on us or our operations, and we have not had any material liabilities arising from the accident. There have not been any legal proceedings against us as a result of this incident. Our management, however, have subsequently taken various remedial and precautionary measures to guard against such and other accidents from occurring in the future, including reiterating the workplace safety guidelines in our employees manual as well as introducing additional safety-related best practices to heighten the safety awareness of our employees and to improve our workplace safety environment.

B. Liquidity and Capital Resources, page 86

2. We note the discussion on page 13 that you have failed to comply with covenants under your loan and guarantee obligations. Please describe for us in greater detail the covenants that you violated and to which agreements they applied. We also note the discussion that you have obtained consents or waivers from all relevant lenders. Describe for us the potential impact on your liquidity if you were unable to obtain consents or waivers for noncompliance. Additionally, if in the future it ever becomes reasonably likely that you may violate any material covenants related to any debt, please disclose the following:

•	the covenant requirement;

•	your action plan to address such covenant violation; and

•	your actual performance relative to the covenant.

We respectfully advise the Staff that most of our long-term loan agreements and some of our short-term loan agreements between our PRC operating subsidiaries and the various PRC banks and financial institutions require the prior written consent of the lenders before we may undertake specified corporate actions or transactions, such as increasing debt financing, providing new guarantees, sale or disposal of major assets, pledge of assets, amending certain corporate registration records, and engaging in certain related-party transactions. Some of our loan agreements with commercial banks in China do not include any materiality threshold under these negative covenants. While we continue to negotiate with our PRC commercial banks with a view to modifying their form loan agreements approved by their headquarters, we have been using a practice to bridge the timing gap between our operational needs and the banks’ internal procedures. For our operational needs, we seek financing in various ways, from time to time, and often with a short completion cycle. Before each such corporate action or transaction that needs the prior written consents of our lenders, we would typically orally communicate with our lenders and, to the extent the lenders could not provide the prior written consents as requested, would proceed with the corporate action or transaction with their prior oral consents, with the mutual understanding that such lenders would provide their written confirmations of consent as soon as they complete their internal procedures. Therefore, we have in such situations technically failed to comply with the requirements that we obtain prior written consents from our lenders prior to undertaking certain specified corporate actions or transactions. To date, however, our lenders have accepted our practice, have subsequently provided their written confirmations of consent in such situations, and have waived our past covenant breaches. We should add that, for our major corporate actions or transactions, such as the follow-on equity offerings and our offering of Renminbi-denominated US$-settled bonds in early 2011, we did obtain prior written consents from all of our relevant lenders as required.

To assist our lenders in their evaluation of our financial condition in connection with such corporate actions and transactions under such circumstances, we have provided the management financial information of our relevant PRC operating subsidiaries to the lenders on a monthly basis, and have engaged in communications with them on either a monthly or a quarterly basis to provide them with an opportunity to discuss and understand the financial condition of our PRC operating subsidiaries. We have also accommodated periodic requests from our lenders for site visits and on-site discussions with our management to supplement their due diligence investigation on their borrowers. We also confirm that, to date, we have not been subject to any claims or proceedings, or any threat of such claims or proceedings, from our lenders for not strictly complying with the relevant loan covenants. None of our technical breaches of the loan covenants has triggered any cross-default provisions under our other financing documents. In addition, while we continue to negotiate with our PRC lenders with a view to inserting the relevant materiality threshold provisions in their form loan agreements, we have further strengthened our bank prior written consent solicitation procedures with a view to receiving such written consents prior to the completion of a corporate action or transaction as much as we can under the current prevailing PRC lending environment.

We also respectfully submit that, under our circumstances as described and given the prevailing practice in the PRC banking industry, we do not believe that our current consents-and-waivers procedures for our technical noncompliance would have had any material adverse impact on our liquidity. We confirm that, if in the future it ever becomes reasonably likely that we may violate any of our debt covenants that would have a material adverse effect on our liquidity, operations or financial condition, we will disclose it as requested.

Item 15. Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 44

3. We note your disclosure that there was “no material changes in our internal control over financial reporting that occurred during the year ended December 31, 2010.” Item 15(d) of the Form 20-F rules requires you to disclose any change in your internal control over financial reporting that occurred during the period covered by your annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us in your response whether there were any changes required to be disclosed by item 15(d) of the Form 20-F rules for the fiscal year ended December 31, 2010. In addition, please also revise future filings to disclose any changes that meet the requirements of Item 15(d) of Form 20-F.

We respectfully confirm that there were no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. In addition, we note the requirement that in our future filings we disclose any changes that meet the requirements of Item 15(d) of Form 20-F.

Production Safety and Environment, page 58

4. We note your disclosure that you are in compliance with all applicable production safety and environmental laws and regulations in China. We also note from your last risk factor on page 32 that you have not yet obtained all of the necessary approvals and permits for your plants and facilities currently under construction, nor for some of your facilities that have already been completed. With a view towards revised disclosure in future filings, please provide us with your analysis of the materiality to your business and operating results of not having obtained all of the necessary approvals and permits for your current plants and facilities and for those under construction. We note in this regard your disclosure that the government may impose fines on you or order you to cease construction or production if you fail to comply with these requirements.

We respectfully advise the Staff that, as a large growing enterprise, we have various projects under construction, with additional expansions planned from time to time. The risk factor highlights the risk that the various PRC governmental approval processes may not always be in sync with our construction and production schedules. We perform necessary application procedures and try to obtain the relevant approvals and/or registrations in line with the contemplated progress of the construction and production at each of our projects. Where the construction of a project is complete before we have received the relevant final permits for its full production, we would typically engage in trial productions in compliance with the relevant PRC laws and regulations. To date, there has not been any material adverse effect on our business and operating results due to our handling of, or the timing in our receiving, the necessary approvals and permits for our current plants and facilities and for those under construction. But there is no assurance that we will be able to obtain all of the governmental permits and acceptances, and complete all of the registrations and filings with the government, in time for all of our projects currently under construction or our future projects. Although we have not been subject to any penalty, or any threat of such penalty, from any PRC government agencies in this regard, as a risk disclosure, we still feel necessary to highlight the potential risk to our investors.

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

(h) Inventories, page F-12

5. We note your disclosure under the heading “Realization of inventory” in the Critical Accounting Policies section of your Management’s Discussion and Analysis on page 74. Based on this disclosure and the significance of the inventory write-down charges recorded in prior years it appears that your accounting policy and estimates for your inventory valuation for obsolescence or slow-moving items is a significant accounting policy as described in FASB ASC 235-10-50. In this regard, please revise your financial statements footnote disclosure in future filings to disclose your methods and factors used in determining your inventory valuation for obsolescence and slow-moving items.

We respectfully advise the Staff that we will revise our financial statements footnote disclosure in future filings to discuss the methods and factors used in determining our inventory valuation for obsolescence and slow-moving items.

6. Additionally, please tell us what you mean by the disclosure “there have been no significant recoveries in inventories beyond amounts that were previously written down.” Please provide us with the amount of recoveries recognized for each year presented in your financial statements, and explain the nature of the transactions that resulted in you recognizing such inventory recoveries.

We recognized inventory write-downs during the years ended December 31, 2008 and 2009 to value our inventories at the lower of cost or market in accordance with ASC330-10-35. For those inventories that were written down to their “market” value in 2008, they were subsequently sold at selling prices below their adjusted carrying amounts due to the continuous drop in solar energy products. In respect of those inventories that were written down in 2009, they were subsequently sold and we recognized a profit of approximately $4 million, representing the amount of actual selling prices beyond their adjusted carrying amounts, or 1.3% in terms of percentage of the actual selling prices above their adjusted carrying amounts. Other than that, we did not recognize any gain arising from a subsequent recovery in inventory value that was previously written down in the statement of operations in any of the years in the three-year period ended December 31, 2010 (with respect to which, we stated in our Critical Accounting Policies section of our Management’s Discussion and Analysis on page 74 that “there have been no significant recoveries in inventories beyond amounts that were previously written down”).

Note 8 – Partial Disposal and Repurchase of Equity Interests in a Subsidiary, page F-19

7. We note the disclosure here and on page 91 that you entered into a $240 million investment agreement with “the Strategic Investors” for the acquisition of redeemable convertible preferred shares of a subsidiary. We additionally note that the conversion ratio will be subject to certain anti-dilution provisions. Accordingly, please tell us in appropriate detail how you accounted for the issuance of the redeemable convertible preferred shares of your subsidiary and how it will impact your earnings per share calculation. Detail for us the significant terms of the agreement that impacted your accounting and cite the authoritative accounting literature, which supports your conclusions.

We respectfully advise the Staff that, on December 30, 2010, LDK Silicon & Chemical Technology Co., Ltd. (“LDK Silicon”), one of our wholly owned subsidiaries, entered into a subscription agreement to allot and issue 240,000,000 series A redeemable convertible preferred shares for an aggregate issuance price of $240 million to certain investors as we have disclosed in the Form 20-F report. The investment was consummated with the preferred shares allotted and issued on June 3, 2011. The preferred shares on an as-if-converted basis represented approximately 18.46% of the aggregate issued and outstanding share capital of LDK Silicon on the closing date, with LDK Solar holding the remaining 81.54%.

Pursuant to the various investment agreements relating to the preferred shares, the investors have the right to convert all or any portion of their preferred shareholdings into ordinary shares of LDK Silicon at the initial conversion ratio of 1:1 at any time after the date of issuance of the preferred shares and prior to the closing of a qualified initial public offering of LDK Silicon (“Qualified IPO”). The initial conversion ratio is subject to certain standard anti-dilution provisions. The investors also have the right to require LDK Solar and/or LDK Silicon to redeem the preferred shares if (i) LDK Silicon has not completed a Qualified IPO by June 3, 2013, or (ii) a material breach by the LDK Solar, LDK Silicon, their respective subsidiaries, and Mr. Xiaofeng Peng, of the terms and conditions of the investment agreements.

Further, in the event of any redemption under this right, the redemption price will be equal to 100% of the subscription price of $240 million, plus a 23% internal rate of return on such subscription price in addition (i) to an annual dividend on a pro rata basis among all shareholders of LDK Silicon up to an amount of its retained earnings so that the investors will receive at least $15 million of such dividend, to the extent the declaration and distribution of such dividend are permitted by laws and contractual obligations applicable to LDK Silicon and (ii) the Cash Compensation discussed below. LDK Silicon will not be liable for the declaration and distribution of such dividend if, by the end of that year, it has received an approval for listing of its shares on an internationally recognized stock exchange for a Qualified IPO and the Qualified IPO is consummated within three months from the date of the listing approval.

In addition, LDK Solar and/or LDK Silicon are required to make cash compensation payments (“Cash Compensation”) to the investors in the preferred shares if the consolidated net profit of LDK Silicon and its subsidiaries fails to achieve the targeted net profits in the year of 2010 and 2011, respectively, as provided in the investment agreements. As LDK Silicon has met the net profit target for 2010, the Cash Compensation as it relates to 2010 was not required. Neither will we or LDK Silicon have any obligation to pay the Cash Compensation for 2011 if a Qualified IPO is consummated by December 31, 2011.

We have taken the following steps in analyzing the key terms of the agreement and concluded that, in our consolidated financial statements, the series A preferred shares issued by LDK Silicon will be recognized as redeemable non-controlling interests in accordance with ASR 268. First, we assessed that the redemption put option is embedded in the non-controlling interest preferred share and not a free-standing financial instrument as the redemption put option fails to meet any of the two criteria under ASC 480-10-20 in determining whether an instrument is considered a free-standing financial instrument. Second, we concluded that the redeemable non-controlling interests is not a mandatorily redeemable financial instrument under ASC 480-10-20 as the redemption is not an unconditional obligation upon an event that is certain to occur (i.e. it is at the investors’ discretion to redeem the shares if LDK Silicon does not complete a Qualified IPO by June 3, 2013 or if LDK Silicon is in material breach of the terms and conditions of the transaction document, which itself is not certain to occur). Therefore, the redeemable non-controlling interest does not need to be accounted for as liabilities in accordance with ASC 480. Third, we concluded that the redeemable non-controlling interests is not within the scope of ASC 480-10-55 as neither LDK Silicon nor we have a call option to purchase the non-controlling interests, and therefore the put option does not need to be viewed on a combined basis with the host contract and accounted for as a debt obligation. Fourth, we concluded that the embedded redemption put option does not require to be separately accounted for as a derivative under ASC 815 as it fails to meet the third criteria pursuant to ASC 815-15-25-1, which requires that a separate instrument with the same terms as the embedded derivative would, pursuant to ASC 815-10-15, be a derivative instrument subject to the requirement of ASC 815. We made the above conclusion on the basis that the share purchase agreement does not permit the redeemable preferred shares to be net settled. Last, according to ASR 268, preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity in the balance sheet of an SEC registrant if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. Further, pursuant to ASC 480-10-S99, the guidance of ASR 268 applies to non-controlling interests. We have concluded that the redeemable non-controlling interests met criterion 3 as LDK Silicon has no control over the occurrence of a Qualified IPO, upon which redemption shall occur. Consequently, the redeemable non-controlling interests represented by the preferred shares will be recorded as temporary equity in our consolidated balance sheet.

We have also concluded that the Cash Compensation constitutes a derivative liability as it met all the three criteria under ASC 815-15-25-1. We have not yet finalized the fair value assessment of the derivative liability, but believe it is likely to be immaterial as the 2010 net profit target was met and the actual results for the first half of 2011 indicated that LDK Silicon is more likely than not to meet the 2011 full year net profit target.

With respect to the anti-dilution clause attached to the conversion ratio, we have concluded that, even though the anti-dilution clause precludes the conversion option from being considered indexed to the entity’s own stock for purposes of evaluating the scope exception in ASC 815-10-15-74(a), the conversion option is still considered to be clearly and closely related to the host contract under ASC paragraph 815-15-25-1(a)) and therefore, bifurcation of the conversion option from the host contract of non-controlling interests is not required.

Following the guidance per ASC 810-10-65 providing that “changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions,” the redeemable non-controlling interests will be initially measured at the non-controlling interests’ sharing of the carrying amount of LDK Silicon’s net assets as of June 3, 2011. The difference between the measurement under ASC 810-10-65 (recognized at sharing of carrying amount of net assets) and ASC 480-10-S99 (recognized at fair value) will be recorded in additional paid-in capital.

In subsequent measurements, we will follow the guidance in ASC480-10-S99 that, for non-controlling interests, the adjustment to the carrying amount presented in temporary equity will be determined after the attribution of net income or loss of the subsidiary pursuant to Subtopic 810-10. We have determined that the redeemable non-controlling interests represented by the preferred shares will be subsequently accreted to its redemption value from June 3, 2011 over the period using interest method under ASC 480-10-S99. Further, the redeemable non-controlling interests will be recorded at the greater of the amount determined under ASC 810-10 or ASC 480-10-S99. Adjustments to reflect the current period change in the excess, if any, of the redeemable non-controlling interests’ ASC480-10-S99 measurement amount over their ASC 810-10 measurement amount will be recorded against permanent equity in retained earnings.

In respect of earning per share calculation, the accretion of carrying amount of the non-controlling interests to the amount determined under ASC 480-10-S99 will reduce the numerator of our earnings per share calculation.

Note 9 – Investments in an Associate and a Jointly Controlled Entity, page F-21

8. We see that you account for your 51% interest in LQ Energy GmbH using the equity method as the minority shareholder has significant participating rights. To help us better understand your use of the equity method of accounting for LQ Energy, please refer to FASB ASC 810-10-25 and address the following:

•	describe for us the structure and operation of LQ Energy;

•	list all the significant decisions that impact LQ Energy in the ordinary course of business;

•

describe the participating rights the minority shareholder holds in those decisions and provide us with the factors you considered in concluding that these rights are substantive participating rights as described in paragraphs 11 through 13 of FASB ASC 810-10-25;

•	tell us how you have concluded that as the majority owner with control of 3 of 5 director positions you are not required to consolidate LQ Energy; and

•	quantify for us the total assets, total liabilities, revenue and net income of LQ Energy as of and for the year ended December 31, 2010.

Additionally, please tell us how you considered FASB ASC 810-10-15-14 and 810-10-25-37 in determining whether LQ Energy is a variable interest entity and subject to the consolidation guidance in FASB ASC 810-10-25-38A through 25-38G.

We respectfully advise the Staff as follows:

Describe for us the structure and operation of LQ Energy

In 2009, we entered into a joint venture agreement with Q-Cells SE, the 49% shareholder, to form a joint venture named LQ energy GmbH (“LQ Energy”) to engage in the development of solar power plant projects.

Pursuant to the agreement, we made a €51 million cash capital contribution, representing 51% of the share capital of LQ Energy (with the other €49 million cash capital contribution made by Q-Cells SE). It is stipulated in the agreement as well as the charter of LQ Energy that the operations of LQ Energy shall be conducted and managed by five managing directors. We have the right to nominate three managing directors and Q-Cells SE has the right to nominate two managing directors. Any management decision of the managing directors requires a majority of 2/3 of all existing votes, which means that any management decision will require four votes from the existing five managing directors.

List all the significant decisions that impact LQ Energy in the ordinary course of business

The significant decisions that impact LQ Energy in the ordinary course of business mainly encompass those decisions related to the establishment, operations and capital investment in the solar power plant projects, including but not limited to, selecting the projects to be invested, reviewing and approving the investment budget, determining the timing of return on investment.

Describe the participating rights the minority shareholder holds in those decisions and provide us with the factors you considered in concluding that these rights are substantive participating rights as described in paragraphs 11 through 13 of FASB ASC 810-10-25

Pursuant to the joint venture agreement, any management decision of the managing directors requires a majority vote of 2/3 of all existing managing directors. As the minority shareholder is in possession of two out of five votes held by all managing directors, in the ordinary course of business of LQ Energy, the minority shareholder may effectively participate in its decision making as we cannot make any management decision without an additional vote from the minority shareholder due to the requirement of 2/3 majority vote. Management decisions encompass, but are not limited to, those significant decisions outlined in the immediately preceding paragraph, and encompass the illustrative substantive participating rights under paragraph 11 of ASC 810-10-25, i.e. selecting, terminating, and setting the compensation of senior management responsible for implementing the investee’s policies and procedures; and establishing operating and capital decisions including budgets in the ordinary course of business. In addition, we have considered the following factors in concluding that the minority shareholder’s rights are substantive participating rights as described in paragraph 13 of FASB ASC 810-10-25:

•

The disparity between the ownership interest in LQ Energy held by us (51%) and the minority shareholder (49%) is small and therefore, the likelihood that the rights of minority holders are purely protective rights is remote and the nature of those rights are considered to be substantive participating rights;

•

All decisions of LQ Energy is determined at its board level, which requires a majority vote of 2/3 of all existing managing directors for any significant decisions related to LQ Energy’s ordinary course of business;

•

The minority shareholder is not a related-party of ours so that the substantive participating rights of minority shareholder would overcome the presumption of consolidation by us with a majority voting interest in LQ Energy;

•	The non-controlling rights held by the minority shareholder relate to items that are significant for directing and carrying out the activities of LQ Energy as mentioned above;

•

The non-controlling rights held by the minority shareholder relate to events and transactions that are significant for the operation of LQ Energy in the ordinary course of business. As such, it is not remote that the minority shareholder will exercise its rights as those events and transactions occur on a regular basis; and

•

We, as the owner of a majority voting interest, have no contractual right to buy out the interest of the minority shareholder so that the participating rights of the minority shareholder is a substantive rights.

Based on the above analysis, we have concluded that the minority shareholder holds substantive participating rights in accordance with paragraphs 11 through 13 of ASC 810-10-25.

How you have concluded that as the majority owner with control of 3 of 5 director positions you are not required to consolidate LQ Energy

Being a joint venture engaged in the investment of solar power projects, the significant decisions of LQ Energy during the ordinary course of business are solely related to its investment activities, which is within the scope of management decisions pursuant to the joint venture agreement. As discussed above all management decisions require a 2/3 majority vote of the existing managing directors and we only possess three out of the five voting rights among all the managing directors. Therefore, we can not make any management decision without obtaining an additional vote from the non controlling interest shareholder. We have concluded such rights provide for the non-controlling interest shareholders to effectively participate in the significant decisions that are made in the ordinary course of business. Further such rights provide the non-controlling interest shareholder the ability to block any significant decision we make as the majority shareholder. Thus, control does not rest with us even though we own the majority voting interest in LQ Energy with the control of 3 of 5 director positions. Accordingly, we do not consolidate LQ Energy in accordance with ASC 810.

Quantity for us the total assets, total liabilities, revenue and net income of LQ Energy as of and for the year ended December 31, 2010

We quantified your required financial information as follows (in $’000):

•	Total assets: 90,361

•	Total liabilities: 3,888

•	Revenue: Nil

•	Net loss: 318

How you considered FASB ASC 810-10-15-14 and 810-10-25-37 in determining whether LQ Energy is a variable interest entity and subject to the consolidation guidance in FASB ASC 810-10-25-38A through 25-38G

According to ASC 810-10-25-37, the initial determination of whether a legal entity is a variable interest entity (“VIE”) shall be made on the date at which a reporting entity becomes involved with the legal entity; and according to ASC 810-10-15-14, an entity shall be subject to consolidation under the guidance in the VIE subsections if, by design, any of the following the conditions exist. We have concluded that none of the following conditions exists as analyzed below:

a)	The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties, including equity holders.

Analysis: According to ASC 810-25-45, an equity investment at risk of less than 10% of the entity’s total assets shall be considered insufficient to permit the entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient, e.g. the entity has demonstrated that it can finance its activities without additional subordinated financial support. The equity investment of LQ Energy is €63 million (all of which was provided in cash as described above), which represented approximately 93% of its total assets as of December 31, 2010. We have therefore considered the equity investment at risk to be sufficient to permit LQ Energy to finance its activities without subordinated financial support.

b)	As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1)	the direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity;

(2)	the obligation to absorb the expected losses of the entity; and

(3)	the right to receive the expected residual returns of the entity.

Analysis: As a group the holders of the equity investment at risk possess all of the following three characteristics of a controlling financial interest at LQ Energy as follows:

(1)	As a group the holders of the equity investment at risk have the power to control LQ Energy and can make decisions about LQ Energy’s activities. As discussed above, we and the minority shareholder hold 51% and 49% equity interests in LQ Energy, respectively, and can make management decisions that are significant in the ordinary course of its business;

(2)	We and the minority shareholder, as a group of holders of the equity investment at risk, are obliged to absorb the expected losses of LQ Energy pursuant to the joint venture agreement. Neither party is directly or indirectly protected from losses nor are the parties guaranteed any return; and

(3)	We and the minority shareholder, as a group of the holders of the equity investment at risk, have the right to receive the expected residual returns of LQ Energy. Further this is no cap on the amount of return that can be earned.

c)	The equity investors as a group are also considered to lack characteristic (b)(1) if both of the following conditions are present (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Analysis: As our voting rights and those of the minority shareholder are proportional to the respective obligations to absorb the expected losses as well as the respective rights to receive the expected residual returns of LQ Energy; and there is no such disproportionate voting rights with respect to substantially all of LQ Energy’s activities, this characteristic is not present here.

Based on the summary of our analysis described above, none of the three conditions per ASC 810-10-15-14 is met. Therefore, LQ Energy is not a VIE and as a result, the voting interest model is used to determine if LQ Energy should be consolidated by us. In addition, based on our above analysis of minority shareholder’s participating rights, even though we have a majority voting interest in LQ Energy, LDK is precluded from consolidating LQ Energy because Q-Cells SE, as the minority shareholder, has substantive participating rights.

Form 6-K Furnished July 18, 2011

9. We note your disclosure in your Form 6-K furnished on July 18, 2011 that Mr. Louis Hsieh resigned from your board of directors on July 17, 2011. Please tell us why Mr. Hsieh resigned from your board of directors. Please also confirm when Mr. Hsieh resigned from your board of directors; we note that Mr. Hsieh publicly announced that his resignation was effective as of June 30, 2011. As part of your response, please provide any documentation between you and Mr. Hsieh with regard to his resignation.

We respectfully advise the Staff that, as indicated by Mr. Hsieh, he resigned for “personal reasons.” Mr. Hsieh initially sent to us a resignation letter on June 26, 2011 to resign from our board and the three board committees effective June 30, 2011. As we treasured his service at the Company, we engaged in continuous discussions with him in order to retain him. On June 30, 2011, Mr. Hsieh agreed with Mr. Jack Lai, our CFO, to meet with Chairman Peng in Hong Kong on July 11, 2011 “to discuss his continuous service at LDK Solar.” On July 11, 2011, Chairman Peng had a breakfast meeting with Mr. Hsieh, without, however, being able to obtain any commitment from Mr. Hsieh. On July 17, 2011, Mr. Hsieh sent an email to Mr. Lai, our CFO, saying: “Jack, please issue a press release announcing I have resigned from LDK’s board and AC Chair TODAY as I will be talking to investors later today, Monday.” Therefore, we believe that Mr. Hsieh resigned on July 17, 2011 for personal reasons.

Should you have any questions or wish to discuss the foregoing, please contact Jack Lai (Chief Financial Officer) at (1) 408 245 0858.

Sincerely,

/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

/s/ Peng Xiaofeng
Name:	PENG Xiaofeng
Title:	Chairman and Chief Executive Officer

Cc:	H. Timothy Li (Sidley Austin LLP)